Unico American Corporation
23251 Mulholland Drive
Woodland Hills, California  91364-2732
(818) 591-9800  FAX (818) 591-9816

VIA EDGAR

August 9, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Mail Stop 4720

Re:     Unico American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 22, 2010
File No. 000-03978

Dear Mr. Rosenberg:

Set forth below are the responses of Unico American Corporation (the “Company”) to the comments contained in your letter of July 17, 2010, addressed to Mr. Cary Cheldin, President and Chief Executive Officer of the Company.  We appreciate that the nature of your review of our filing was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.  For the convenience of the reader, each response, which is in disclosure-type format, is preceded by the comment to which it is responding.

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SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
Please include the disclosures proposed in your May 17, 2010, letter, as applicable, and those in response to the below comments in your amended Form 10-K. In addition, please file a copy of your Money Purchase Plan as an exhibit to your amended Form 10-K consistent with your May 17th response to comment six.

Company Response

The Company included in its Form 10-Q for the quarter ended March 31, 2010, the disclosure in the Company’s response letter of May 17, 2010 to SEC Comment 3 in its May 3, 2010 letter and, if applicable, will add substantially similar disclosures to future filings. In addition, a copy of our Company’s Money Purchase Plan as of December 31, 2009 will be filed as an exhibit to the Company’s amendment of our December 31, 2009 Form10-K.

SEC Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations Losses and Loss Adjustment Expenses. page 36

2.
Please refer to prior comment five. You assert that there were no changes in the key assumptions used in your estimate of future loss and loss adjustment expense payments. However, on page 37, you appear to indicate that the expected loss and loss adjustment expense ratio assumption was changed and that estimated costs were adjusted as actual costs emerged in 2009. Please explain this apparent inconsistency. Further, as it appears that you have experienced favorable development (i.e. cumulative redundancies) beginning in 2002 through 2009, disclose the factors that you considered in concluding that no changes in the key assumptions were warranted in arriving at your reserve for unpaid losses and loss adjustment expenses as of December 31, 2009. In your revised disclosure, specifically address how you considered these many years of only having favorable development in arriving at your December 31, 2009 reserve.

Company Response

There were no changes in key assumptions used in our estimate of future loss and loss adjustment expense payments.  The Company intended to convey on page 37 that although it recognized the fact that the actual emerged loss and loss adjustment expense ratio for the current accident year was higher than the expected loss and loss adjustment expense ratio assumption, the Company’s reserving methodology assumptions have not changed in the years presented.  The estimate of total ultimate loss and loss adjustment expense for a given accident year is revised over time as actual costs emerge.  This is not, however, a revision of the Company’s estimates, but a gradual replacement over time of the prior cost estimates with actual costs as they emerge.  This is the normal unfolding of the loss development process, not a revision of cost estimates.  In future filings, the Company will improve the wording on page 37.

With respect to cumulative redundancies, the Company’s reserves have, in the aggregate, developed favorably for the past several years.  However, for individual accident years, some accident years have developed favorably while others have developed adversely.  Moreover, as noted on page 27 of our Form 10-K for the year ended December 31, 2009, the emerged costs of the 2007 accident year developed adversely compared to the expected costs implied by the Company’s expected loss and loss adjustment expense ratio assumption.  The Company is relatively small and thus the law of large numbers does not lend stability to the Company’s experience that might be enjoyed by larger insurers.  There continues to be aspects of emerged costs that are favorable and other aspects of emerged costs that are adverse; hence, all things considered, the Company believes that the assumptions employed in the loss and loss adjustment expense reserving process are reasonable.  See the discussion of favorable and adverse development on page 27 of the Company’s Form 10-K for the year ended December 31, 2009.

SEC Comment

Reinsurance, page 38

3.
Please refer to prior comment four. Your disclosure of the impact of ceded reinsurance on results of operations (i.e. $6.5 million in 2009, $6.1 million in 2008 and $7.9 million in 2007) excludes the impact of total ceded losses and loss adjustment expenses incurred. Please revise this presentation to include these amounts. Also, describe and quantify the factors underlying changes in ceded reinsurance on your results of operations for each period presented, particularly the factors underlying changes in total ceded losses and loss adjustment expenses incurred.

Company Response

The first table on page 39 of the Form 10-K represents the ceded losses and loss adjustment expenses incurred for each of the years presented.  The second table represents the ceded loss and loss adjustment expense recoverable for each of the years presented.  The third table includes the ceded premium for each of the years presented.  The effect of reinsurance on the results of operations is summarized as follows:

	Year ended December 31
	2009	2008	2007
Earned ceded premium	$9,276,407	$8,771,069	$11,532,308
Ceded losses and loss adjustment expenses incurred	(324,121)	(1,341,464)	8,193,487
Ceded earned premium less ceded losses and loss adjustment expense incurred	$9,600,528	$10,112,533	$3,338,821

The Company will include this summary in future 10-K filings.

The disclosure of the effect of ceded reinsurance on results of operations (i.e., $6.5 million in 2009, $6.1 million in 2008 and $7.9 million in 2007) is shown on the table on page 39 of the Form 10-K for the year ended December 31, 2009 after ceding commission.  Ceded commission is a component of policy acquisition cost and is not included in the table of the effect of reinsurance on the results of operations presented above.  The ceded commission was disclosed on page 39 of the Company’s December 31, 2009 Form 10-K as additional information.  Since that apparently has caused some confusion, the Company will not include ceded commission in its discussion of the impact of ceded losses or ceded premium in future filings.  Ceded commission is discussed under Policy Acquisition Costs on page 33 of the Company’s December 31, 2009 Form 10-K.  As discussed in the above response to SEC Comment 2, there have been no recent changes in the key assumptions underlying the estimate of net ceded loss and loss adjustment expense reserves.

SEC Comment

4.	Please refer to prior Comment 5. Please disclose the information provided in your response that relates to the methods and assumptions used to determine reinsurance recoverable.

Company Response

The prior comment five included the question “Explain and quantify the impact on current period operating results that resulted from changes in the key assumptions underlying your prior period estimates of these recoveries.”

We believe that your Comment 4 resulted from the “apparent inconsistency” you referenced in Comment 2 regarding our disclosure on page 37 of the December 31, 2009 Form 10-K.  As discussed in Comment 2 and in our response to the prior Comment 5, there have been no recent changes in the key assumptions underlying the estimate of loss and loss adjustment expense reserves and no changes are anticipated.  Since there were no changes in key assumptions, there is no effect on the Company’s prior period estimates of reinsurance recoveries resulting from changes in key assumptions.

SEC Comment

Schedule 14A Filed April 22. 2010

5.
We have reviewed your response to prior comment one of your response letter, dated June 8, 2010. In your amended Form 10-K for the year ended December 31, 2009, please amend and restate Item 11 of Form 10-K to expand your disclosure to include the information included in your response concerning Erwin Cheldin.

Company Response

We will amend and restate Item 11 of Form 10-K in an amended Form 10-K for the year ended December 31, 2009 to expand our disclosure to include the information contained in our response letter, dated June 8, 2010, concerning Erwin Cheldin.

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In connection with our response to staff comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (818) 591-9800.

Sincerely,

/s/ Lester A. Aaron
Lester A. Aaron
Chief Financial Officer
Unico American Corporation